Exhibit 99.1

Unit B9, 431 Roberts Rd, Subiaco WA 6008

Tel: + 618 (08) 6313 3975

Fax: + 618 (08) 6270 6339

Email: invest@missionnewenergy.com

Website: www.missionnewenergy.com

27 October 2014

ASX ANNOUNCEMENT

RESULTS OF RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

Mission NewEnergy Limited advises that at the Annual General Meeting held today, all the resolutions put to the members were passed on a show of hands.

Set out below is a summary of proxy votes exercisable by all proxies validly appointed in relation to each resolution.

	For	Against	Abstain	Proxy Holder’s Discretion
Resolution 1: Adoption of remuneration report	16,671,450	69,566	60,717	11,437
Resolution 2: Re-election OF DIRECTOR – MR Guy Burnett	17,483,366	82,237	78,288	12,237
Resolution 3: Re-election OF DIRECTOR – Datuk Mohamed Zain bin Mohamed Yusuf	17,505,972	73,651	64,040	12,465
Resolution 4: Re-election OF DIRECTOR – Mr. James Garton	17,503,322	82,281	58,060	12,465
Resolution 5: Re-election OF DIRECTOR – Mohd Azlan Bin Mohammed	17,505,868	79,711	58,084	12,465
Resolution 6: Issue of Shares to Executive Directors in lieu of cash bonus.	16,661,096	103,836	56,733	1,465
Resolution 7: Approval of 10% Placement Facility	17,507,257	79,453	56,953	12,465
RESOLUTION 8: Reduction of share capital	17,748,731	75,903	56,768	12,437

Shareholders attending the meeting proposed an amendment to Resolution 6, so that Resolution 6 would read as follows:

“That, for the purposes of Listing Rule 10.11, approval is given for the issue of 15,000,000 shares in lieu of a bonus owing to the Chief Executive Officer, Mr Nathan Mahalingam, the Chief Financial Officer, Mr Guy Burnett and The Head of Corporate Finance, Mr James Garton, all Directors of the Company, or their nominees(s) on the terms and conditions which are set out in the Explanatory Notice accompanying this Notice of Meeting.”

The motion to amend the resolution was passed on a show of hands. The amended resolution was then put to the meeting and passed on a show of hands.

Guy Burnett

Company Secretary